Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

23 June 2014

PRIMA BIOMED’S CAN-002 CVAC™ TRIAL PUBLISHED IN JOURNAL

FOR IMMUNOTHERAPY OF CANCER

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, “the Company”) today announced that a research article titled “A phase 2, single-arm study of an autologous dendritic cell treatment against mucin 1 in patients with advanced epithelial ovarian cancer” was published in the peer-reviewed Journal for ImmunoTherapy of Cancer. Dr. Paul Mitchell is the lead author.

The research paper relates to the Company’s CAN-002 clinical trial of CVac in 28 patients with advanced epithelial ovarian cancer, completed in 2007. The clinical activity of CVac in ovarian cancer was evident from the CAN-002 data, based on decline or stabilization of CA125 in some patients. CVac was well tolerated by patients. The CAN-002 trial supported the continued clinical development of CVac.

A full copy of the research article is available on the Journal for ImmunoTherapy of Cancer website: http://www.immunotherapyofcancer.org/content/2/1/16/abstract.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889